March 28, 2016
Via EDGAR
Trace Rakestraw
Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re:    Principal Funds, Inc.
File Numbers 033-59474, 811-07572
Post-Effective Amendment No. 176 to the Registration Statement on Form N-1A
Dear Mr. Rakestraw,
This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to post-effective amendment number 176 to the Registrant’s registration statement on Form N-1A (the “Amendment”), which you communicated to me, Greg Reymann and Clint Woods by telephone on February 26, 2016. The Registrant filed the Amendment with the Commission on January 14, 2016, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No.180).
Comments to the Prospectus
Comments that Apply to All Funds (as applicable)
Comment 1. For each Fund with an expense reimbursement, the footnote to the Annual Fund Operating Expenses table related to expense reimbursement states that the parties to the agreement may agree to terminate the agreement prior to the end of the period. If any such termination can only be terminated by written agreement, please disclose.
Response: The Registrant respectfully declines to revise the disclosure because it believes that the current disclosure is responsive to the requirements stated in Instruction 3(e) to Form N-1A, Item 3, which states that the Registrant should “briefly describe who can terminate the arrangement and under what circumstances.” See also SEC Form N-1A General Instruction C.1.(c) (“The prospectus should avoid …simply restating legal or regulatory requirements to which Funds generally are subject ….”).

Comment 2. For each Fund with an expense reimbursement, the footnote to the Annual Fund Operating Expenses table states that expense waivers or limitations are “expected to continue through” a certain period. Please confirm that any such agreements will be in place for no less than one year from the effective date of the registration statement.
Response: Confirmed. Registrant respectfully submits that its disclosure is consistent with the language used in Instruction 3(e) to Form N-1A, Item 3, which states the Registrant should disclose the period the waiver “is expected to continue, including the expected termination date.”
Comment 3. Please confirm that the Example tables for each Fund take into account expense waivers or reimbursements for the entire period for which the waiver or reimbursement is in effect.
Response: Confirmed.
Comment 4. In the text preceding the Example tables, please add the phrase “and then redeemed at the end of the period” to match the wording of Form N-1A.
Response: Registrant respectfully declines to revise the disclosure. Instruction 4(f) to Form N-1A, Item 3 states that the second example table and related narrative explanation should only be included if a sales charge (load) or other fee is charged upon redemption. The Registrant submits that the quoted language is not relevant if, as is the case for the funds in this prospectus, a fund does not charge any fees upon redemption.
Comment 5. With respect to funds that adjust historical performance of one class to show performance of a new class, please state that the adjusted performance for certain classes is only shown in the table and not in the bar chart.
Response: The Registrant will revise the disclosure to specify the classes that show adjusted performance in the table and the bar chart, and the classes that only show adjusted performance in the table.
Comment 6. Please define “emerging markets” in the principal investment strategies for each applicable fund.
Response: The Registrant respectfully submits that it defines “emerging market securities” and “emerging market countries” in detail in the Additional Information about Investment Strategies and Risks - Emerging Markets section. Therefore, the Registrant declines to repeat this disclosure in the summary section. See Note 4 to 1933 Act Rule 421(b)(4) (stating, “you should avoid …Disclosure repeated in different sections of the document that increases the size of the document but does not enhance the quality of the information.”). Form N-1A intends for Item 4 strategy and risk disclosure (summary section) to summarize the Item 9 strategy and risk disclosure (the Registrant includes Item 9 disclosure in the Additional Information about Investment Strategies and Risks section). See N-1A Item 4(a) and 4(b)(1)(i).
Blue Chip Fund
Comment 7. For the Blue Chip Fund, please define the term “Blue Chip.” If the Registrant considers Blue Chip securities to be one subset of companies with large market capitalizations, should securities of blue chip companies (rather than companies with large market capitalizations) comprise the 80% test?
Response: The Registrant believes the current disclosure complies with the Rule. Footnote 43 to the Rule 35d-1 adopting release states, “…an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” The prospectus states that, “[u]nder normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of companies with large market capitalizations.” For purposes of the Blue Chip Fund, the prospectus further defines companies with large market capitalizations and notes that the Fund focuses its investments on securities of large companies known as “blue chip” companies. We believe such disclosure meets the criteria outlined in the Rule 35d-1 adopting release. However, based upon the Staff’s comment, the Registrant will take this comment into consideration for future filings.
Diversified Real Asset Fund
Comment 8. The Staff believes that the Diversified Real Asset Fund is subject to Rule 35d-1 and is therefore required to satisfy the 80% test. Please explain how the Fund invests in real assets to satisfy the 80% test. If the Registrant does not believe the Fund is subject to Rule 35d-1, please explain the basis for this position.
Response: The Fund’s Board adopted a non-fundamental investment restriction to invest 80% of the Fund’s net assets in investments related to “real assets” as defined by the prospectus. These changes will be reflected in the amendment.
Comment 9. Please confirm that investing in foreign currency is a principal investment strategy of the Fund.
Response: Confirmed.
Comment 10. Please confirm that investing in securities of natural resource companies is a principal investment strategy of the Fund.
Response: Confirmed.
Comment 11. Does the Fund limit its direct investments in master limited partnerships (“MLPs”) to no more than 25% of the Fund’s Assets?
Response: Although the Fund does not have a formal policy specifically limiting such investments in MLPs, the Fund does not invest more than 25% of its assets in MLPs.
Comment 12. Please confirm that expenses related to investments in MLPs are reflected in fee table.
Response: The Fund currently does not have expenses related to investments in MLPs. However, if investments in MLPs generate expenses, Registrant confirms that such expenses would be reflected in the fee table.
Comment 13. Consider adding risk disclosure regarding corrected Form 1099 with respect to MLP investments.
Response: The Registrant will add the requested disclosure to “Additional Information about Investment Strategies and Risks – Master Limited Partnerships.”
Multi-Manager Equity Long/Short Fund
Comment 14. Please indent the line items for separate categories of Other Expenses.
Response: The Registrant will make the requested revision.
Comment 15. Please include a line item for Other Expenses that provides a total of the separate “other expenses” line items or provide a parenthetical to the “other expenses” caption that includes the components of the other expenses, as described by Instruction 3(c)(iii) to Item 3 of Form N-1A.
Response: The Registrant will make the requested revision.

Comment 16. Please confirm that expenses related to investments in ETFs are reflected in the fee table.
Response: The Fund does not have any estimated expenses related to investments to ETFs. However, if investments in ETFs generate expenses, Registrant confirms that such expenses would be reflected in the fee table.
Comment 17. The principal investment strategies state that Principal may allocate 0% to 100% of the Fund’s assets to any of the Fund’s strategies at any time. Are there any restrictions or limitations on these allocations? How does the Manager decide to allocate or reallocate?
Response: The Registrant will add a statement that the Fund retains considerable latitude in allocating its investments and will clarify that Principal’s allocations are based on the Fund’s objectives. However, the Registrant respectfully declines to otherwise limit the allocation ranges. The Registrant notes that Form N-1A does not require a registrant to provide such ranges.
Comment 18. Please confirm that all of the strategies described in the Fund’s summary prospectus are principal investment strategies of the Fund, and consider being more specific about the types of securities used in each strategy. Please ensure that the principal investment strategies and risks correspond.
Response: The Registrant confirms that, as revised, the strategies described in the summary prospectus are principal investment strategies of the Fund and that the strategies and risks correspond. In response to other Staff comments, the Registrant will also clarify certain investment strategies.
Comment 19. Please describe more specifically how derivatives will be used (for example, for hedging or for speculative purposes).
Response: The Registrant will make the requested revision.
Comment 20. Does the Fund count derivatives for purposes of the 80% test? If so, please confirm that the Registrant counts such derivatives at market value and not notional value for purposes of the 80% test.
Response: As disclosed in the Fund’s principal investment strategies, "the Fund invests at least 80% of its net assets in equity securities and derivatives on equity securities" (emphasis added). The Fund intends to include derivative instruments for purposes of its 80% investment test in a manner consistent with Rule 35d-1 and Staff interpretations thereof. The Fund values derivatives in accordance with the 1940 Act, the rules thereunder, and SEC and Staff interpretative guidance.
Comment 21. If accurate, please disclose that each sub-advisor pursues one of the strategies.
Response: The Registrant will revise the registration statement to state that the strategies are “executed by one or more of the Fund’s sub-advisors.” However, the Registrant respectfully declines to repeat the more specific information about management of the Fund required in response to Form N-1A, Item 10. See Note 4 to 1933 Act Rule 421(b)(4) (stating, “you should avoid …Disclosure repeated in different sections of the document that increases the size of the document but does not enhance the quality of the information.”).
Comment 22. The Fund’s principal investment strategies state that the allocation of assets will “vary from time-to-time.” How does Principal determine when allocations will change?
Response: The Registrant’s revisions in response to Comment 17 provide additional clarity regarding Principal’s allocations to the various strategies.

Comment 23. The second paragraph of the principal investment strategies states, “Principal may also direct a sub-advisor to reduce or omit its investment in certain assets or asset classes in an effort to achieve its desired combination of the Fund’s strategies.” Please provide an example.
Response: The Registrant respectfully declines to revise the disclosure. Different market conditions will result in Principal making different allocation decisions. Providing examples of those different market conditions and Principal’s predicted allocation decision would not be meaningful or helpful to investors given the many different situations that could occur. Further, the Registrant is not aware of a requirement to include such predictive details. See Form N-1A General Instruction C.1.(a) (“The prospectus should emphasize the Fund’s overall investment approach and strategy.”); and (c) (“The prospectus should avoid … disproportionately emphasizing possible investments or activities of the Fund that are not a significant part of the Fund’s investment operations. … Avoid excessive detail…”).
Comment 24. The third paragraph of the principal investment strategies states that the Fund may invest in equity securities regardless of market cap; however, some of the investment strategies restrict market cap. Please clarify.
Response: The Registrant will make the requested revision.
Comment 25. In the fourth paragraph of the principal investment strategies, please change “long and/or short positions” to “long and short positions.”
Response: The Registrant will make the requested revision.
Comment 26. The fourth paragraph of the principal investment strategies states that “[t]he fund may take short positions in equity securities, exchange-traded funds, and in futures forwards or swaps.” If this sentence applies to long positions as well, please disclose.
Response: The Registrant will make the requested revision.
Comment 27. In the fourth paragraph of the principal investment strategies, please change “long positions profit if the value…” to “long positions profit if the price…”
Response: The Registrant will make the requested revision.
Comment 28. The principal investment strategies state “[s]imultaneously engaging in long investing and short selling seeks to reduce the net exposure of the overall portfolio to general market movements.” Should this sentence refer to market movement of particular securities instead of general market movements?
Response: No.
Comment 29. The principal investment strategies state that the Fund may add additional strategies. Please confirm that if new strategies are added, the Registrant would give notice and amend its registration statement.
Response: The Registrant confirms that if the Fund adds principal investment strategies that are not currently disclosed, the Registrant will update the Fund’s disclosure accordingly and provide investors notice to the extent required by Federal Securities laws and regulations.
Comment 30. In the Fund’s principal investment strategies, please use “mid-capitalization” and similar terms consistently.
Response: The Registrant will make the requested revision.

Comment 31. Please describe “liquid single name positions” in plain English.
Response: The Registrant will make the requested revision.
Comment 32. Please disclose what “core long positions” are and how they are determined.
Response: The Registrant will revise the disclosure to clarify this strategy and will delete the term “core long positions.”
Comment 33. In the Global Thematic strategy, please define “equity-related securities.” Does this refer to derivatives or something else?
Response: The Registrant will change the phrase “equity-related securities” to “derivatives on equity securities.”
Comment 34. Please describe “top down, bottom up” in plain English.
Response: The Registrant will make the requested revision.
Comment 35. Please describe “opportunistic basis” in plain English.
Response: The Registrant will make the requested revision.
Comment 36. Please consider adding an operational risk related to Principal’s allocations to, and management of, multiple sub-advisors.
Response: The Registrant respectfully submits that the “asset allocation risk” currently included for the Registrant’s funds with multiple sub-advisors discloses the particular risks associated with such funds. However, based on the Staff’s comment, the Registrant has added “and allocation among sub-advisors” to the current risk and will take the Staff’s comment into consideration in future filings.
Comment 37. The derivatives risk includes currency contracts and options, but there is no corresponding strategy. Please delete the risk or add a related strategy.
Response: The Registrant will add strategies related to options and currency contracts.
Comment 38. In the value stock risk, please disclose the implications to shareholders of the last sentence.
Response: The Registrant will make the requested revision.
Comment 39. With respect to the European focus risk and European low net strategy, please consider being more specific. For example, consider adding a percentage of the Fund’s assets that will be allocated such investments.
Response: The Registrant respectfully declines to revise the disclosure as requested. The percentage of the Fund invested in European-related securities could change often; therefore, the information would not be particularly meaningful. Additionally, the Fund’s principal investment strategies make it clear that the Registrant retains considerable latitude in allocating the Fund’s assets among its various strategies (including the Fund’s European-focused strategies). The Registrant notes that Form N-1A does not require a registrant to provide such percentages, ranges or policies, and the Registrant is unaware of authority requiring such disclosure.
Comment 40. The principal risks include “event-driven trading risk,” but there is no corresponding strategy. Please delete the risk or add a related strategy.
Response: The Registrant will delete the event-driven trading risk.

Comment 41. The principal risks include hedging risk, but there is no corresponding strategy. Please delete the risk or add a related strategy.
Response: The Registrant will add a hedging strategy.
Comment 42. Please specify the types of investments that create leverage risk.
Response: The Registrant respectfully declines to make a change because the “Additional Information about Investment Strategies and Risks – Leverage” section provides detailed information about the types of investments that create leverage risk. Therefore, the Registrant declines to repeat this disclosure in the summary section. See Note 4 to 1933 Act Rule 421(b)(4) (stating, “you should avoid …Disclosure repeated in different sections of the document that increases the size of the document but does not enhance the quality of the information.”). Form N-1A intends for Item 4 strategy and risk disclosure (summary section) to summarize the Item 9 strategy and risk disclosure (the Registrant includes Item 9 disclosure in the Additional Information about Investment Strategies and Risks section). See N-1A Item 4(a) and 4(b)(1)(i).
Comment 43. The Staff does not view the HFRX Equity Hedge Index as a broad-based index. Please consider using it as a secondary index.
Response: Form N-1A, Item 27(b)(7), Instruction 5 defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Index meets this definition, as the index is administered by an organization that is not an affiliated person of the Fund, the Fund’s investment adviser or the Fund’s distributor.
Origin Emerging Markets Fund
Comment 44. Match the Equity Securities Principal Risk to the Fund’s Principal Investment Strategies. (If “growth” and/or “value” securities are mentioned in the Principal Risks, there should be a corresponding Principal Investment Strategy).
Response: The Registrant will revise the general Equity Securities Risk for the Fund to delete examples of specific market segments of equity securities.
Comment 45. In light of the different titles for the Fund’s portfolio managers, please confirm the portfolio managers share responsibility for day-to-day management of the Fund.
Response: Confirmed.
Comment 46. Please delete the footnotes to table in the Purchase and Sale of Fund Shares section since they do not apply to the class offered in this prospectus.
Response: The Registrant will make the requested revision.
Comments to the Additional Information about Investment Strategies and Risks Section
Comment 47. Please consider adding certain risks that are used in the summary prospectuses to the table.
Response: The Registrant respectfully declines to make the requested change at this time, but it will take the Staff’s comment into consideration when preparing its next annual updates for all of its funds.

Comment 48. Please consider adding arbitrage risk as either principal or non-principal for the Multi-Manager Equity Long/Short Fund.
Response: The Registrant respectfully declines to the make the requested change. The disclosure related to arbitrage that the Registrant includes in its Additional Information about Investment Strategies and Risks section relates to an investment strategy that is not used with this Fund.
Comment 49. Please consider adding liquidity risk as a principal risk for the Multi-Manager Equity Long/Short Fund.
Response: The Registrant includes a liquidity risk for the Multi-Manager Equity Long/Short Fund designated as “Non-Principal,” with a footnote explaining that certain risks are not deemed principal for purposes of the table because they apply to almost all funds. These risks do not appreciably contribute to an investor’s ability to compare or contrast these funds with other funds. See General Instruction C.(1)(b) (“Disclosure in the prospectus should be designed to assist an investor in comparing and contrasting the Fund with other funds.”).
Comment 50. With respect to the Diversified Asset Fund’s Cayman Subsidiary (the “Subsidiary”):

a.	Please disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure (Section 18) on an aggregate basis with the Subsidiary.

b.
Please disclose that the Subsidiary’s investment adviser complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to a fund under Section 2(a)(20) of the 1940 Act.

c.
The investment advisory agreement between the investment adviser and the Subsidiary is considered a material contract. Please file the contract as an exhibit in Part C of Form N-1A. If there is a separate contract with a sub-adviser, please file that contract as an exhibit as well.

d.	Please disclose that the Subsidiary complies with the provisions of the 1940 Act relating to affiliated transactions and custody (Section 17).

e.
If the Fund has not received a Private Letter Ruling from the Internal Revenue Service (“IRS”) with respect to whether income generated from the Fund’s investment in the Subsidiary will be “qualifying income” for regulated investment company (“RIC”) qualification purposes, to the extent that distributions are made to the Fund by the Subsidiary, please disclose, and file as an exhibit, the basis on which the Fund has made such a determination (such as an opinion of counsel).

f.	Please confirm that the Subsidiary’s financial statements will be consolidated with those of the Fund.

g.	Confirm that any associated management fee and the Subsidiary’s expenses will be included in the Fund’s fee table.

h.	Confirm that the Subsidiary and its board of directors will agree to service of process in the U.S.

i.	Confirm that the Subsidiary and its board of directors will agree to inspection of the Subsidiary’s books and records by the Staff.

Response: Please see responses below:
Certain Sections of the 1940 Act - Response to Comment 50(a), (b), and (d).
The Fund will typically aggregate its direct investments with its Subsidiary’s investments when testing for compliance with the Fund’s fundamental and non-fundamental investment restrictions. Further, the Subsidiary complies with Section 18 on a non-aggregated basis. In addition, the Subsidiary uses the same practices as the Fund with regard to pricing and valuation, and the consolidated financial statements of each Fund and Subsidiary are audited by the Fund’s independent registered public accounting firm.
As disclosed in the Registration Statement, the Subsidiary has management and subadvisory agreements separate from the Fund’s agreements. Since the Subsidiary is not an investment company, its management and subadvisory agreements are not required to satisfy the 1940 Act. Therefore, the Fund Board did not formally approve the Subsidiary’s investment agreements nor does it formally approve continuance of such agreements. The Registrant notes, however, that: (1) the Subsidiary only hires sub-advisors that are also sub-advisors of the Fund; (2) the Fund’s investors are not charged any additional management or subadvisory fees under the Subsidiary’s investment advisory contracts; and (3) the investment performance of the Subsidiary is aggregated with the Fund’s performance when reviewed by the Board for the purpose of approving the continuance of the management agreement and sub-advisory agreements with the Fund in compliance with Section 15(c) of the 1940 Act.
Notwithstanding the foregoing, we note that, as disclosed in the SAI, the Subsidiary is not a registered investment company under the 1940 Act, and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies.
Subsidiary’s Investment Advisory Agreement - Response to Comment 50(c)
The Registrant respectfully submits that Form N-1A, Item 28(d), which relates to the filing of investment advisory contracts as exhibits to a registration statement, requires the filing of investment advisory contracts relating to the management of a Fund’s assets, not a Subsidiary’s assets. Furthermore, the Registrant does not believe a Subsidiary’s investment advisory contract, nor any other Subsidiary-level service provider contract, falls within the meaning of “Other Material Contracts” set forth in Form N-1A, Item 28(h), particularly since Fund investors are not charged any additional management or subadvisory fees under the Subsidiary’s investment advisory contract. Accordingly, the Registrant has not included the Subsidiary’s investment advisory contracts as exhibits to the Registrant’s registration statement.
Qualifying Income - Response to Comment 50(e)
As disclosed in the Registration Statement, similar to other funds in the industry, the Fund relies on the reasoning set forth in certain IRS Private Letter Rulings in using its Subsidiary to gain exposure to the commodity markets within the limitations of the federal tax law requirements. As disclosed, the Fund has not received a private letter ruling. Given the various disclosures in the Fund’s summary prospectus, Additional Information about Investment Strategies and Risks, and the SAI, including detailed explanation of the applicable risks, the Registrant respectfully declines to provide any further disclosure or file an exhibit to the Funds’ registration statement in response to this comment.
Financial Statements - Response to Comment 50(f)
The Subsidiary will consolidate its financial statements with those of its parent Fund.

Management Fee and Expenses - Response to Comment 50(g)
The Fund’s investors are not charged any additional management or subadvisory fees under the Subsidiary’s investment advisory contracts. Therefore, no additional management fees are reflected in the Fund’s expense table with respect to the Subsidiary.
The Subsidiary’s expenses have been, and are expected to be, minimal. To the extent the Subsidiary has any expenses, they will be included in the Fund’s expense table.
Consent to Service of Process - Response to Comment 50(h)
The Registrant confirms that the Subsidiary and its board of directors will agree to service of process in the U.S.
Inspection of Books and Records - Response to Comment 50(i)
The Registrant agrees that, upon proper request, the Subsidiary’s books and records will be made available to the Staff for inspection.
Comment 51. If a Fund sells credit default swaps, please confirm the Fund is covering for the full notional amount.
Response: If a Fund enters into a credit default swap, it generally is a cash settled credit default swap. In such a case, the Fund will segregate liquid assets each day in an amount equal in value to its net amount due (i.e. the amount the Fund owes the counterparty minus the amount the counterparty owes the Fund). In other words, the Fund segregates for the full economic exposure.
Further, please note “the term ‘notional amount’ is used differently by different people and in different contexts.” See Report of the Task Force on Investment Company Use of Derivatives and Leverage (Report of the Task Force on Investment Company Use of Derivatives and Leverage, ABA, July 16, 2010) footnote 11; see also SEC Concept Release IC-29776 at footnote 19 (listing many examples of definitions of “notional value” and citing the 2010 ABA Derivatives Report).
Comment 52. With respect to disclosures regarding forwards, futures and swaps, please use the words “contract” and “agreement” consistently.
Response: The Registrant respectfully declines to make the requested change at this time, but it will take the Staff’s comment into consideration when preparing its next annual updates for all of its funds.
Comment 53. In the discussion of swaps under Additional Information about Investment Strategies and Risks – Derivatives, consider disclosing liquidity risk, particularly with respect to OTC swaps.
Response: The Registrant respectfully submits that the Derivatives section already states that risks associated with derivative investments include “the possibility there may be no liquid secondary market.” Additionally, derivatives transactions are discussed under “Investment Strategies and Risks – Liquidity Risks.” The Statement of Additional Information “Description of the Funds’ Investments and Risks – Derivatives – Swap Agreements and Options on Swap Agreements” section provides more information about risks related to liquidity. Therefore, the Registrant declines to repeat this information.
Comment 54. If the last sentence of the second paragraph under Additional Information about Investment Strategies and Risks – Emerging Markets is intended to include frontier market countries, please consider revising the sentence.
Response: The Registrant will revise the sentence to delete the reference to “every nation in the world.”

Comment 55. Please consider adding Growth and Value risks as sub-parts under “Additional Information about Investment Strategies and Risks—Equity Securities.”
Response: The Registrant respectfully declines to make the requested change at this time, but it will take the Staff’s comment into consideration when preparing its annual updates for all of its funds.
Comments to Management of the Fund Section
Comment 56. In the description for Principal Global Investors, please correct the language in the paragraph that begins “as reflected in the fund summaries” to apply to this standalone prospectus.
Response: The Registrant will make the requested revision.
Comment 57. In the table regarding Board of Director approval of management and sub-advisory agreements, please consider adding a heading for the Annual Report for the period ending August 31, 2015 for existing funds.
Response: The Registrant will make the requested revision.
Comments to the Redemption of Fund Shares Section
Comment 58. The prospectus states “Shares are redeemed at the NAV per share next computed after the request is received by the Fund in proper and complete form.” Please disclose what is required for “proper and complete form.”
Response: The Registrant respectfully declines to the revise the disclosure. The Registrant believes that the disclosure is responsive to Form N-1A, Item 11. Additionally, the term “proper form” is commonly used in mutual fund disclosure and is consistent with the General Instructions to Form N-1A. See General Instruction C.1.(c) (“Brevity is especially important in describing the practices or aspects of the Fund’s operations that do not differ materially from those of other investment companies.”)
Comment 59. The prospectus states that shareholders may redeem shares by mail by sending a “letter or our distribution form” and that if a letter is sent, it “must be in a form acceptable to the Fund.” Please disclose where a shareholder can request or obtain a distribution form and what constitutes an acceptable letter.
Response: The Registrant respectfully declines to the revise the disclosure, because the Registrant believes that its disclosure is responsive to Form N-1A, Item 11. The noted disclosure, when read with the information in the “Contact Principal Funds, Inc.” section, provides sufficient information for potential and existing investors.
Comments to the Exchange of Fund Shares Section
Comment 60. Consider deleting the section entitled “Exchanges from the Money Market Fund” for purposes of this standalone prospectus, or alternatively provide the entire name of the fund.
Response: The Registrant will make the requested revision.
Comments to the Choosing a Share Class and the Costs of Investing Section
Comment 61. Please review the footnotes to the table for Class A Shares Charges and delete information that does not apply to this standalone prospectus.
Response: The Registrant will make the requested revision.

Comment 62. Under Ongoing Fees, consider providing more explanation for “personal services,” similar to the information provided in the Statement of Additional Information.
Response: The Registrant will make the requested revision.
Comments to Financial Highlights
Comment 63. For the Blue Chip and Diversified Real Asset Funds, please provide financial highlights for those funds’ existing share classes that have performance history.
Response: The Registrant respectfully declines to revise the disclosure as it believes Form N-1A does not require this disclosure.
Comments Related to Appendix C
Comment 64. For all related performance data, confirm the sub-advisors have records to support the performance data pursuant to Rule 204-2(a)(16) under the Investment Advisers Act of 1940.
Response: The Registrant has obtained confirmation from each sub-advisor for whom related performance is shown that the sub-advisor has the records necessary to support the performance calculations shown.
Comment 65. Please state that Origin is the sole subadvisor for the Origin Emerging Markets Fund.
Response: The Registrant will make the requested revision.
Comment 66. Please update the statement about no performance since the fund does have performance.
Response: The Registrant will revise the statement to clarify that the fund does not have performance to disclose in this prospectus.
Comment 67. Please update the statement that the “fund did not exist and, therefore, had no performance” since the fund did exist and have some performance.
Response: The Registrant will revise the statement to clarify that the fund does not have performance to disclose in this prospectus.
Comment 68. Please add disclosure stating that the method of calculating the prior performance (asset-weighted average) differs from the standardized Securities and Exchange Commission method.
Response: The Registrant will make the requested revision.
Comment 69. For all prior performance, Appendix C states “[the sub-advisor’s] composite performance results are net of trading expenses, management fees, and any performance incentive fees incurred by any client account in the composite.” Please confirm that the composite performance results are net of all fees, including sales loads.
Response: The Registrant respectfully declines to state that the composite performance results are net of all fees. The Registrant respectfully submits that it is not required to use composite performance results that are net of all fees. See Investment Company Institute No-Action Letter (publicly available August 24, 1987) and GE Funds No-Action Letter (publicly available February 7, 1997) (noting that custodial fees need not be included in adviser performance results). In addition to the sentence quoted in the comment above, which specifies particular types of fees, the Registrant’s current disclosure clearly states that other expenses would affect performance results:  “For example, the Fund’s future performance may be better or worse than the composite’s performance due to, among other things, differences in sales charges, expenses, asset sizes, and cash flows of the Fund and those of the client accounts represented in the composite.” Moreover, each sub-advisor providing related performance data has certified that its performance data is GIPS-compliant as of the date provided.
Comment 70. Appendix C states that “[t]he client accounts in Origin’s composite can change from time-to-time.” How can the accounts change?
Response: Over time, Origin could manage assets for other clients whose mandates with Origin include investment objectives, policies, and strategies substantially similar to those accounts whose performance is included in the composite, which would result in this change.
Comment 71. Please confirm that performance results will be filled in and that the information presented in the table and the bar chart will be as of the same period.
Response: Confirmed.
Comment 72. Please explain how 5 and 10 year annual returns can be shown since the composite has only been in existence since 2011.
Response: Registrant respectfully submits that the completed table for the Amendment No. 180 shows “N/A” for the composite for the 5- and 10-year periods.
Comments to the Statement of Additional Information
Comment 73. Under Description of the Fund’s Investments and Risks – Commodity-Related Investments, please add the Multi-Manager Equity Long/Short Fund to the discussion of commodity pool operators if appropriate.
Response: The Registrant respectfully declines to make the requested change since the Multi-Manager Equity Long/Short Fund will not be a registered commodity pool operator.
Comment 74. Under Cayman Subsidiary, delete “Global” from the name of the Diversified Real Asset Fund.
Response: The Registrant will make the requested change.
Comment 75. Does the first sentence of the last paragraph under “Description of the Fund’s Investments and Risks – Derivatives – Purchasing Call and Put Options” refer to exchange-traded options only?
Response: No, the sentence refers to purchasing call and put options generally.
Comment 76. Please confirm that the language under “Description of the Fund’s Investments and Risks – Derivatives – Risks Associated with Option Transactions” is accurate.
Response: Confirmed.
Comment 77. Under Description of the Fund’s Investments and Risks – Derivatives - Limitations on the Use of Futures, Options on Future Contracts, and Swaps, please add the Multi-Manager Equity Long/Short Fund to the discussion of commodity pool operators if appropriate.
Response: The Registrant respectfully declines to make the requested change since the Multi-Manager-Equity Long/Short Fund will not be a registered commodity pool operator.
Comment 78. Please review the use of “sub-advisor” or “sub-advisors” in the Description of the Fund’s Investment and Risks and revise as appropriate.
Response: The Registrant will make the requested revisions.

Comment 79. Under Description of the Fund’s Investments and Risks – Preferred Securities,” please correct the definition of “CoCos.”
Response: The Registrant will make the requested revision.
Comment 80. Please consider changing the word “offset” to “segregated” in the following sentence under Repurchase and Reverse Repurchase Agreements, Mortgage Dollar Rolls and Sale-Buybacks: “A Fund's obligations under a sale-buyback typically would be offset by liquid assets equal in value to the amount of the Fund's forward commitment to repurchase the subject security.”
Response: The Registrant will make the requested revision.
Comment 81. In the biography for Elizabeth Ballantine, please consider clarifying the phrase “investment consultant and director” so it is clear it applies to other companies.
Response: The Registrant will make the requested revision.
Comment 82. Under Leadership Structure and Board of Directors-Compensation, add “or pensions” to the sentence preceding the table.
Response: The Registrant will make the requested revision.
Comment 83. Please review the footnotes to the compensation table and update as needed.
Response: The Registrant will make the requested revision.
Comment 84. Please confirm that the information for the Real Estate Allocation Fund under Investment Advisory and Other Services – Management Agreement is correct.
Response: Confirmed.
Comment 85. Please conform the footnote to the table under “Investment Advisory and Other Services – Management Agreement” for the Capital Securities Fund to the information in the fund’s summary prospectus.
Response: The Registrant will make the disclosure consistent.
Comment 86. Please list the custodian for the Cayman subsidiaries under Investment Advisory and Other Services – Custodian.
Response: The Registrant will make the requested revision.
Comment 87. Please consider clarifying the information regarding the recapture program under Brokerage Allocation and Other Practices – Brokerage on Purchases and Sales of Securities.
Response: The Registrant has reviewed the disclosure and respectfully declines to make any change as the current language is accurate and responsive to Form N-1A, Item 21.
Comment 88. Confirm that the proxy policies filed as exhibits to the registration statement are up-to-date.
Response: Confirmed.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at 515-235-1209 or Jennifer Block at 515-235-9154 if you have any questions.
Sincerely,
/s/ Britney L. Schnathorst
Britney L. Schnathorst
Assistant Counsel, Registrant